Execution Version

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "Agreement"), dated as of June 4, 2024 is entered into between LIFEIST WELLNESS INC., a British Columbia corporation (the "Vendor") and FLORA GROWTH CORP., an Ontario corporation (the "Purchaser"). Capitalized terms used in this Agreement have the meanings given to such terms herein, as such definitions are identified by the cross-references set forth in Exhibit "A" attached hereto.

RECITALS

WHEREAS, Vendor owns all the issued and outstanding shares (the "Shares") in the capital of AUSTRALIAN VAPORIZERS PTY LTD. ACN 145 860 868, an Australian corporation (the "Corporation");

AND WHEREAS, Vendor wishes to sell to Purchaser, and Purchaser wishes to purchase from Vendor, the Shares, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.01 Purchase and Sale. Subject to the terms and conditions set forth herein, on the Closing Date, Vendor shall sell to Purchaser, and Purchaser shall purchase from Vendor, the Shares, free and clear of any, and all, pledges, liens, security interests, adverse claims or other encumbrances (each, an "Encumbrance").

Section 1.02 Purchase Price. The aggregate purchase price (the "Purchase Price") for the Shares shall be 550,000 common shares in the capital of the Purchaser (the "Consideration Shares").

Section 1.03 Transactions to be Effected at the Closing.

(a) At the Closing, Purchaser shall deliver to Vendor:

(i) One or more share certificates or DRS notice representing the Consideration Shares registered in the name of Vendor or as otherwise directed by Vendor in accordance with the instructions provided by the Vendor no later than two (2) business days prior to the Closing Date;

(ii) release from the Purchaser of all claims it may have against the Vendor and/or the Corporation, including, without limitation relating to the Share Purchase Agreement dated September 17, 2023, entered into between Vendor and Purchaser and the transactions contemplated thereby, and

(iii) all other agreements, documents, instruments or certificates required to be delivered by Purchaser under this Agreement and as set forth in the closing agenda for the Closing.

(b) At the Closing, Vendor shall deliver to Purchaser:

(i) a share certificate representing the Shares, free and clear of all Encumbrances,  accompanied by the relevant share transfer form;

(ii) resignations of those directors and officers listed in Section 1.03(b)(ii) of the Disclosure Schedules; and

(iii) all other agreements, documents, instruments or certificates required to be delivered by Vendor under this Agreement and as set forth in the closing agenda for the Closing.

Section 1.04 Closing. The purchase and sale of the Shares contemplated by this Agreement (the "Closing") shall take place simultaneously with the execution of this Agreement on the date of this Agreement (the "Closing Date") at a closing at the offices of Miller Thomson LLP, 40 King Street West, Suite 5800, Toronto, Ontario, M5H 3S1, or remotely by exchange of documents and signatures (or their electronic counterparts). The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF VENDOR

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Vendor represents and warrants to Purchaser that the statements contained in this ARTICLE II are true and correct as of the date hereof. For purposes of this ARTICLE II, "Vendor's Knowledge, "Knowledge of Vendor" and any similar phrases shall mean the actual or constructive knowledge of any director or officer of the Vendor, after due inquiry, but without any requirement to make any enquiries of third parties or Governmental Authorities or o perform any search of public registry office or system.

Section 2.01 Corporate Status; Authorization; Enforceability. Each of Corporation and Vendor is a corporation incorporated and existing under the laws of Australia and British Columbia, respectively, and has not been discontinued or dissolved under such laws. No steps or proceedings have been taken to authorize or require such discontinuance or dissolution. Vendor has the corporate power and capacity to enter into this Agreement and the documents to be delivered hereunder and to consummate the transactions contemplated hereby. The Corporation has the corporate power and capacity to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 2.01 of the Disclosure Schedules sets forth each jurisdiction in which the Corporation is licensed or registered to carry on business, and the Corporation is duly licensed or registered to carry on business and has submitted all notices or returns of corporate information and other filings required by law to be submitted by it to any Governmental Authority in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or registration necessary. The execution, delivery and performance by Vendor of this Agreement and the documents to be delivered hereunder and the consummation by Vendor of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Vendor. This Agreement has been duly executed and delivered by Vendor, and (assuming due authorization, execution and delivery by Purchaser), this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Vendor enforceable against Vendor in accordance with their respective terms.

For the purposes of this Agreement, "Governmental Authority" means:

(a) any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and

(b) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them.

Section 2.02 Capitalization

(a) The authorized capital of the Corporation consists of an unlimited number of ordinary shares, of which one (1)  Share is issued and which constitutes all of the shares of the Corporation that are issued. All the Shares have been duly authorized and are validly issued, fully paid and non-assessable, and Vendor is the registered and beneficial owner of the Shares, free and clear of all Encumbrances, other than any restriction on transfer noted on the share certificate evidencing the Shares. Upon consummation of the transactions contemplated by this Agreement, Purchaser shall own all the Shares, free and clear of all Encumbrances, other than any restriction on transfer noted on the share certificate evidencing the Shares.

(b) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any shares in the capital of the Corporation or obligating Vendor or the Corporation to issue or sell any shares of, or any other interest in, the Corporation. There are no voting trusts or agreements, pooling agreements, unanimous shareholder agreements, other shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares. The Corporation does not own or have any interest in any shares or have securities, or another ownership interest, in any other person or entity.

Section 2.03 Inventory and Cash. The Vendor represents and warrants that upon Closing, the Corporation will have a minimum of CAD$400,000 of inventory, in addition to a further CAD$50,000 of cash in its bank accounts.

Section 2.04 No Conflicts; Consents. Except as set forth in Section 2.04 of the Disclosure Schedules, the execution, delivery and performance by Vendor of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not:

(a) violate or conflict with the articles of incorporation, by-laws or any unanimous shareholder agreement of Vendor or the Corporation;

(b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Vendor or the Corporation;

(c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which the Corporation is a party,  except where such violation or default would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Corporation;

(d) result in the creation or imposition of any Encumbrance on any properties or assets of the Corporation; or

(e) require the consent, approval, waiver or authorization to be obtained by Vendor or the Corporation from any person or entity (including any Governmental Authority).

Section 2.05 Regulatory Approvals. Except as set forth in Section 2.05 of the Disclosure Schedules and except for the conditional and final approvals of the TSX Venture Exchange in respect of the transaction contemplated by this Agreement, no authorization, approval, order, consent of, or filing with, any Governmental Authority is required on the part of the Vendor or the Corporation in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

Section 2.06 Balance Sheet. A complete copy of the Corporation's balance sheet as at April 30, 2024 (the "Balance Sheet") has been provided to Purchaser. The Balance Sheet is based on the books and records of the Corporation, and fairly presents, in all material respects, the financial condition of the Corporation as of the date it was prepared and the results of the operations of the Corporation for the periods indicated.

Section 2.07 Undisclosed Liabilities. The Corporation has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (collectively, the "Liabilities"), except those that:

(a) are adequately reflected or reserved against in the Balance Sheet; and

(b) have been incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet and that are not, individually or in the aggregate, material in amount.

Section 2.08 Absence of Certain Changes, Events and Conditions. Since the date of the Balance Sheet and other than in the ordinary course of business consistent with past practice and except as set forth in Section 2.08 of the Disclosure Schedules, there has not been, with respect to the Corporation, any:

(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Corporation;

(b) amendment of the articles, by-laws, unanimous shareholder agreement, if any, or other constating documents of the Corporation;

(c) declaration or payment of any dividends or distributions on or in respect of any shares in the Corporation or redemption, retraction, purchase or acquisition of its shares;

(d) material change in any method of accounting or accounting practice of the Corporation, except as required by Australian Accounting Standards applicable to for-profit private sector entities ("AAS") or as disclosed in the Balance Sheet;

(e) entry into any contract that would constitute a Material Contract;

(f) incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(g) transfer, assignment, sale or other disposition of any assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;

(h) transfer, assignment or grant of any licence or sublicence of any material rights under or with respect to any Corporate IP;

(i) material damage, destruction or loss (whether or not covered by insurance) to its property;

(j) any capital investment in, or any loan to, any other person or entity;

(k) acceleration, termination, material modification to or cancellation of any Material Contract to which the Corporation is a party or by which it is bound;

(l) any material capital expenditures;

(m) imposition of any Encumbrance upon any of the Corporation's properties, shares or assets, tangible or intangible;

(n) (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable law; (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed CAD$50,000; or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(o) adoption, modification or termination of any:

(i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant;

(ii) benefit plan; or

(iii) collective agreement or other agreement with a union, in each case whether written or oral;

(p) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its shareholders or current or former directors, officers and employees;

(q) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(r) adoption of any amalgamation, arrangement, reorganization, liquidation or dissolution or the commencement of any proceedings in which the Corporation would acquire the status of a bankrupt or insolvent person;

(s) acquisition by amalgamation or arrangement with, or by purchase of a substantial portion of the assets or shares of, or by any other manner, any business or any person or entity;

(t) action by the Corporation to make, change or rescind any tax election, amend any tax return or take any position on any tax return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the tax liability or reducing any tax asset or attribute of the Corporation; or

(u) any contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 2.09 Material Contracts. Section 2.09 of the Disclosure Schedules contains a list of all Material Contracts to which the Corporation is a party or bound. Except as disclosed in Section 2.09 of the Disclosure Schedules or in any other Disclosure Schedule, the Corporation is not in default or breach of any Material Contract, and there exists no state of facts which, after notice or lapse of time or both, would constitute a default or breach. No counterparty to any Material Contract is in default of any of its obligations under any Material Contract, the Corporation is entitled to all benefits under each Material Contract, and the Corporation has not received any notice of termination of any Material Contract.

For the purposes of this Agreement and Section 2.09, "Material Contract" means:

(a) a contract that involves or may result in the payment of money or money's worth by or to the Corporation in an amount in excess of CAD$20,000;

(b) has an unexpired term of more than one year (including renewals);

(c) cannot be terminated by the Corporation without penalty upon less than 30 days' notice; or

(d) the termination of which, or under which the loss of rights, would have a material adverse effect on the Corporation.

Section 2.10 Title to and Condition of Assets. The Corporation owns, possesses and has good and marketable title to all of its undertakings, property and assets not otherwise the subject of specific representations and warranties in this Article II, including all the undertakings, property and assets reflected in the Balance Sheet, free and clear of all Encumbrances, except for any Encumbrance that would not have a material adverse effect on the Corporation. The undertakings, property and assets of the Corporation comprise all of the undertakings, property and assets necessary for it to carry on the business of selling aromatherapy products online, specializing in vaporizers (the "Business") as it is currently operated. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Corporation are in good operating condition and repair, ordinary wear and tear excepted, and are reasonably fit and usable for the purposes for which they are being used.

Section 2.11 Intellectual Property.

(a) "Intellectual Property " means any, and all, the following in any jurisdiction throughout the world:

(i) trademarks, including all applications and registrations and the goodwill connected with the use and symbolized by the foregoing;

(ii) copyrights and industrial designs, including all applications and registrations relating to the foregoing;

(iii) trade secrets and confidential know-how;

(iv) patents and patent applications;

(v) websites and internet domain name registrations; and

(vi) other intellectual property and related proprietary rights, interests and protections.

(b) Section 2.10(b) of the Disclosure Schedules lists all Intellectual Property that is owned by, or licensed to, the Corporation and material to the Corporation's business or operations (the "Corporate IP"). The Corporation owns or has adequate, valid and enforceable rights to use all Corporate IP, free and clear of all Encumbrances. The Corporation is not bound by any outstanding judgment, injunction, order or decree restricting the use of the Corporate IP or restricting the licensing thereof to any person or entity. With respect to the registered Corporate IP listed in Section 2.10(b) of the Disclosure Schedules:

(i) all such Corporate IP is valid, subsisting and in full force and effect; and

(ii) the Corporation has paid all maintenance fees and made all filings required to maintain the Corporation's ownership thereof.

For all such registered Corporate IP, Section 2.10(b) of the Disclosure Schedules lists (A) the jurisdiction where the application or registration is located; (B) the application or registration number; and (C) the application or registration date.

(c) The Corporation's prior and current use of the Corporate IP has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any person or entity and there are no claims pending or, to the Knowledge of the Vendor, threatened by any person or entity with respect to ownership, validity, enforceability, effectiveness or use of the Corporate IP. No person or entity is infringing, misappropriating, diluting or otherwise violating any of the Corporate IP, and neither the Corporation nor any affiliate of the Corporation has made or asserted any claim, demand or notice against any person or entity alleging any such infringement, misappropriation, dilution or other violation.

Section 2.12 Inventory. Other than approximately CDN$75,000 of stale inventory (being inventory older than 6 months), all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories of the Corporation  consist of a quality and quantity usable and salable in the ordinary course of business.

Section 2.13 Accounts Receivable. The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the date thereof until the Closing Date:

(a) constitute only valid, undisputed claims of the Corporation not subject to claims of set-off or other defenses or counter-claims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and

(b) are subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the date of the Balance Sheet, are collectible in full within 60 days after billing.

The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the date of the Balance Sheet, have been determined in accordance with AAS, consistently applied, subject to normal year-end adjustments.

Section 2.14 Insurance. Section 2.14 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workplace safety and insurance, workers' compensation, vehicle, fiduciary liability and other casualty and property insurance maintained by the Corporation and relating to the assets, business, operations and employees of the Corporation (collectively, the "Insurance Policies") and true and complete copies of each of the Insurance Policies have been made available to Purchaser. The Insurance Policies are in full force and effect and shall remain in full force and effect following the Closing Date. The Corporation has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under any of the Insurance Policies. All premiums due on the Insurance Policies have been paid in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Corporation. All such Insurance Policies:

(a) are valid and binding in accordance with their terms; and

(b) have not been subject to any lapse in coverage.

The Corporation is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are sufficient for compliance with all applicable laws and Material Contracts to which the Corporation is a party or by which it is bound.

Section 2.15 Legal Proceedings; Governmental Orders.  Except as set forth in Section 2.15 of the Disclosure Schedules, there is no claim, action, suit, proceeding or governmental investigation (each, an "Action") of any nature pending or, to Vendor's Knowledge, threatened against or by:

(a) the Corporation affecting any of its properties or assets (or by or against Vendor and relating to the Corporation); or

(b) the Corporation or Vendor that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

No event has occurred, or circumstances exist that may give rise to, or serve as a basis for, any such Action. In addition, there are no outstanding governmental orders and no unsatisfied judgments, penalties or awards against or affecting the Corporation or any of its properties or assets.

Section 2.16 Compliance with Laws; Permits

(a) The Corporation has complied, and is now complying, with all federal, state and territorial laws applicable to it or its business, properties or assets, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Corporation.

(b) Section 2.16(b) of the Disclosure Schedules lists all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights from Governmental Authorities required by the Corporation to conduct its business (collectively, the "Permits"). The Permits are valid and in full force and effect. All fees and charges with respect to the Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

Section 2.17 Environmental Matters.

(a) The Corporation is currently and has been in compliance with all applicable environmental laws.

(b) There has been no release, spillage, leaking, emitting, discharging, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate of any hazardous product, waste, toxic substance, contaminant, pollutant or deleterious substance in contravention of environmental law with respect to the business or assets of the Corporation or any real property currently owned, operated, controlled or leased by the Corporation.

Section 2.18 Benefit Plans. Except as set forth in Section 2.18 of the Disclosure Schedules, the Corporation is not a party to or bound by any plans that provide (i) pension benefits for the benefit of any current or former personnel and independent contractors employed, engaged or retained by the Corporation in connection with the Business, including any that are on medical or long-term disability leave, or other statutory or authorized leave or absence (the "Employees"), and their respective beneficiaries, or (ii) other Employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, compensation, retirement, salary continuation, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, accident, disability, life insurance and other plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, funded or unfunded, registered or unregistered, insured or self-insured provided to Employees.

Section 2.19 Employment Matters

(a) Section 2.19(a) of the Disclosure Schedules sets forth the list of employees, which indicates: (i) the titles of all employees together with the location of their employment; (ii) the date each employee was hired; (iii) which employees are subject to a written employment agreement with the Corporation; (iv) the annual wage of each employee at the date of such list, any bonuses paid to each employee since the end of the Corporation's last completed financial year and before the date of such list and all other bonuses, incentive schemes, benefits, commissions and other material compensation to which each employee is entitled; (v) the vacation days to which each employee is entitled on the date of such list; and (vi) the employees that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition. As of the date hereof, all compensation, including wages, commissions, bonuses and vacation pay, payable to all employees, independent contractors or consultants of the Corporation for services performed on or before the date hereof have been paid in full (or accrued in full ), and there are no outstanding agreements, understandings or commitments of the Corporation with respect to any compensation, commissions, bonuses or vacation pay.

(b) The Corporation is not (i) currently, and has not been, a party to any collective agreement, letter of understanding, letter of intent or other written communication or contract with any trade union, association that may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent (each, a "Union") which would cover any of the employees (each, a "Collective Agreement"); and (ii) no Union holds bargaining rights with respect to any of the employees including by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or, to the Vendor's Knowledge, has applied or threatened to apply to be certified as the bargaining agent of any of the Employees.

(c) The Corporation is and has been in compliance with all applicable laws pertaining to employment and employment practices to the extent they relate to employees of the Corporation, including all laws relating to labour relations, unfair labour practices, employment discrimination, harassment, pay equity, retaliation, duty to accommodate, disability rights or benefits, immigration, wages, hours, overtime compensation, child labour, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workplace safety and insurance, leaves of absence, unemployment insurance and employment standards. All individuals characterized and treated by the Corporation as independent contractors or consultants are properly treated as independent contractors under all applicable laws. There are no Actions against the Corporation pending, or to Vendor's Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Corporation, including any claim relating to unfair labour practices, employment discrimination, harassment, retaliation, pay equity, wages and hours or any other employment related matter arising under applicable laws.

Section 2.20 Taxes.

(a) The Corporation has duly and timely filed all its tax returns with all appropriate taxing authorities. Each such tax return was true, correct and complete in all material respects. All taxes due and payable by the Corporation for periods (or portions thereof) ending on or before the Closing Date (whether or not shown due on any tax returns and whether or not assessed or reassessed by the appropriate taxing authority) have been paid.

(b) The Corporation has duly and timely withheld or collected the proper amount of taxes that are required by law to be withheld or collected (including taxes and other amounts required to be withheld by it in respect of any person, including any employee, officer or director and has duly and timely remitted to the appropriate taxing authority such taxes and other amounts required to be remitted by the Corporation.

(c) No taxing authority of a jurisdiction in which the Corporation has not filed a tax return has made any claim that the Corporation is or may be subject to tax or required to file tax returns by such a taxing authority in such jurisdiction. There is no basis for a claim that the Corporation is subject to Tax in a jurisdiction in which the Corporation does not file tax returns.

(d) The Corporation has not waived any statute of limitation in respect of taxes or agreed to any extension of time within which: (i) to file any tax return covering any taxes for which the Corporation is or may be liable; (ii) the Corporation is required to pay or remit amounts on account of taxes; or (iii) any taxing authority may assess or collect taxes for which the Corporation may be liable.

(e) Adequate provision has been made in accordance with AAS in the books and records of the Corporation for all taxes payable in respect of the Corporation's business or its assets.

(f) All deficiencies asserted, or assessments made, against the Corporation as a result of any examinations by any taxing authority have been fully paid.

(g) The Corporation has not received any notice from any taxing authority that it is taking steps to assess any additional taxes against the Corporation for any period for which tax returns have been filed and, to Vendor's Knowledge, there are no actual or pending audit investigations or other Actions of or against the Corporation by any taxing authority relating to taxes. No taxing authority has given notice of any intention to assert any deficiency or claim for additional taxes against the Corporation.

(h) True copies of all tax returns prepared and filed by the Corporation during the past four years, together with any notices of assessment of the Corporation during the past four years, have been made available to Purchaser on or before the date of this Agreement.

(i) The Corporation is not a party to, or bound by, any tax indemnity, tax sharing or tax allocation agreement.

(j) No tax rulings have been requested or issued by any taxation authority with respect to the Corporation.

(k) The Corporation will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxation year or portion thereof ending after the Closing Date as a result of use of an improper method of accounting, for a taxation year ending before the Closing Date.

Section 2.21 Books and Records. The minute books, securities registers, shareholders' ledgers, register of transfers and share certificate books of the Corporation, all of which have been made available to Purchaser, are materially complete and correct and have been maintained in accordance with sound business practices.

Section 2.22 Brokers. Except for Kronos Capital Partners Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Vendor or the Corporation.

Section 2.23 Full Disclosure. No representation or warranty by Vendor in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Purchaser under this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Vendor that the statements contained in this Article III are true and correct as of the date hereof. For purposes of this ARTICLE III, "Purchaser's Knowledge", "Knowledge of Purchaser" or any similar phrase shall mean the actual or constructive knowledge of any director or officer of Purchaser, after due inquiry.

Section 3.01 Corporate Status; Authorization; Enforceability. Purchaser is a corporation incorporated and existing under the laws of the Province of Ontario and has not been discontinued or dissolved under such laws. No steps or proceedings have been taken to authorize or require such discontinuance or dissolution. Purchaser has the corporate power and capacity to enter into this Agreement and the documents to be delivered hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement and the documents to be delivered hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Vendor) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms.

Section 3.02 No Conflicts; Consents. The execution, delivery and performance by Purchaser of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not violate or conflict with:

(a) the articles of incorporation, by-laws, unanimous shareholder agreements or other organizational documents of Purchaser; or

(b) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser.

No consent, approval, waiver or authorization is required to be obtained by Purchaser from any person or entity (including any Governmental Authority) in connection with the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03 Legal Proceedings. There is no Action of any nature pending or, to Purchaser's Knowledge, threatened against or by Purchaser that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 3.04 Accredited Investor. Purchaser is an "accredited investor" within the meaning of that term in section 1.1 of section 73.3(1) of the Securities Act (Ontario).

Section 3.05 Regulatory Approvals. No authorization, approval, order, consent of, or filing with, any Governmental Authority is required on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement, including the issuance and delivery of the Consideration Shares, or any other documents and agreements to be delivered under this Agreement.

Section 3.06 Title to Consideration Shares. On the Closing Date, Vendor will be the legal and beneficial owner of the Consideration Shares and will have good title to them, free and clear of any Encumbrance except for any restriction on transfer noted on the share certificate evidencing the Consideration Shares.

Section 3.07 Independent Investigation.  Purchaser has conducted its own independent investigation, review and analysis of the Business, the Corporation and the Shares, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Vendor for such purpose. Purchaser acknowledges and agrees that:

(a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of Vendor set forth in ARTICLE II (including the related portions of the applicable Disclosure Schedules); and

(b) neither Vendor nor any other person has made any representation or warranty as to Vendor, the purchased Business, the Shares or this Agreement, except as expressly set forth in ARTICLE II (including the related portions of the applicable Disclosure Schedules).

Section 3.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

ARTICLE IV
COVENANTS

Section 4.01 Confidentiality. From and after the Closing, Vendor shall hold, and shall use its reasonable best efforts to cause its directors and officers to hold, in confidence any, and all, information, whether written or oral, concerning the Corporation, except to the extent that Vendor can show that such information is:

(a) generally available to and known by the public through no fault of Vendor or its directors or officers; or

(b) lawfully acquired by Vendor from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

Section 4.02 Books and Records

(a) To facilitate the resolution of any claims made against or incurred by Vendor before the Closing, or for any other reasonable purpose, for a period of two (2) years after the Closing, Purchaser shall:

(i) retain the books and records (including personnel files) of the Corporation relating to periods before the Closing in a manner reasonably consistent with the prior practices of the Corporation; and

(ii) upon reasonable notice, afford representatives of Vendor reasonable access (including the right to make, at Vendor's expense, photocopies), during normal business hours, to such books and records.

(b) To facilitate the resolution of any claims made by or against or incurred by Corporation after the Closing, or for any other reasonable purpose, for a period of two (2) years after the Closing, Vendor shall:

(i) retain the books and records (including personnel files) of Vendor which relate to the Corporation and its operations for periods before the Closing; and

(ii) upon reasonable notice, afford representatives of Purchaser or the Corporation reasonable access (including the right to make, at Purchaser's expense, photocopies), during normal business hours, to such books and records.

(c) Neither Purchaser nor Vendor shall be obligated to provide the other party with access to any books or records (including personnel files) under this Section 4.02 where such access would violate any law.

Section 4.03 Public Announcements. Unless otherwise required by applicable law (including securities laws) or stock exchange requirements, neither party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

Section 4.04 Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

Section 4.05 Personal Information Privacy. "Personal Information" means any factual or subjective information, recorded or not, about an employee, independent contractor, contractor, agent, consultant, officer, director, executive, client, customer or supplier of the Corporation who is a natural person or a natural person who is a shareholder of Vendor, or about any other identifiable individual, including any record that can be manipulated, linked or matched by a reasonably foreseeable method to identify an individual, but does not include the name, title or business address or telephone number of an employee of the Corporation. Purchaser shall, at all times, comply with all Laws governing the protection of personal information with respect to Personal Information disclosed or otherwise provided to Purchaser by Vendor or the Corporation under this Agreement specifically including any obligation to notify affected individuals that personal information was disclosed in the course of the sale and that the sale has closed. Purchaser shall only collect, use or disclose such Personal Information for the purposes of investigating the Corporation and the Business as contemplated in this Agreement and completing the transactions contemplated in this Agreement. Purchaser shall safeguard all Personal Information collected from Vendor or the Corporation in a manner consistent with the degree of sensitivity of the Personal Information and maintain, at all times, the security and integrity of the Personal Information. Purchaser shall not make copies of the Personal Information or any excerpts thereof or in any way recreate the substance or contents of the Personal Information if the purchase is not completed for any reason and shall return all Personal Information to Vendor or, at Vendor's request, destroy such Personal Information at Vendor's sole cost.

Section 4.06 Insurance Broker Claims.  Following the Closing, Purchaser shall, to the extent assignable, assign to Vendor all claims made or intended to be made by the Corporation against Austbrokers Terrace  and/or any of its affiliates in  connection with a certain denial of insurance coverage relating to a flood claim that affected the Corporation's operations and former facilities in February 2022 (the "Insurance Broker Claims") and Vendor shall have the right to continue to prosecute such Insurance Broker Claims on behalf of the Corporation until final determination and receive all proceeds resulting therefrom, if any,  or, if not assignable,  Purchaser shall use, or shall cause the Corporation to use, all its commercially reasonable efforts to prosecute all Insurance Broker Claims for the benefit of the Corporation and/or Vendor, as the case may be, and collect all proceeds relating to such claims and remit all such proceeds to Vendor immediately upon receipt thereof, subject to reimbursement of all reasonable expenses incurred by Purchaser in connection with the prosecution of such claims by Purchaser for the benefit of the Corporation and/or Vendor, as the case may be.  Purchaser and Vendor shall cooperate, provide and exchange all required information and take all reasonable actions in order to successfully obtain and maximize insurance proceeds that may be due to the Corporation and/or Vendor relating to the Insurance Broker Claims.

Section 4.07 Corporate Existence, etc.  Purchaser covenants and agrees that so long as Vendor remains the registered holder of the Consideration Shares, Purchaser will use its best efforts to (i) preserve and maintain its corporate existence, (ii) remain in good standing on the NASDAQ Stock Market, (iii) maintain the listing of its common shares (including the Consideration Shares) on the NASDAQ Stock Market or other recognized stock exchange acceptable to Vendor, and (iv) neither Purchaser nor any of its subsidiaries or  affiliates shall take any action which would be reasonably expected to result in the delisting or suspension of the common shares (including the Consideration Shares) on the NASDAQ Stock Market.

ARTICLE V
CLOSING CONDITIONS

Section 5.01 Conditions for the Benefit of the Purchaser. The obligation of the Purchaser to complete the purchase of the Shares will be subject to the fulfilment of the following conditions at or before the Closing Date:

(a) The representations and warranties of the Vendor made in this Agreement, and any other agreement or document delivered pursuant to this Agreement, will be true and accurate at the Closing Date with the same force and effect as though those representations and warranties had been made as of the Closing Date (except where such agreement or document speaks to an earlier date). The Vendor will have complied with all covenants and agreements to be performed or caused to be performed by it under this Agreement, and any other agreement or document delivered pursuant to this Agreement, at or before the Closing Date.  The completion of the Closing will not be deemed to constitute a waiver of any of the representations, warranties or covenants of the Vendor contained in this Agreement, or in any other agreement or document delivered pursuant to this Agreement. Those representations, warranties and covenants will continue in full force and effect as provided in Article II, or, if Article II does not apply, the terms of the agreement or document in which they are made;

(b) Since the date of the Balance Sheet , there will not have been any change in any of the assets, Business, financial condition, earnings, results of operations or prospects of the Corporation, or any other event, development or condition of any character (whether or not covered by insurance) that has, or might reasonably be expected to have, a material adverse effect;

(c) All filings, notifications and consents with, to or from Governmental Authorities and third parties, including the parties to the Material Contracts and the lessors of the leased properties,  will have been made, given or obtained on terms acceptable to the Purchaser, acting reasonably, so that the transactions contemplated by this Agreement may be completed without resulting in the violation of, or a default under, or any termination, amendment or acceleration of any obligation under any licence, Permits, real property lease, or Material Contract of or affecting the Business.

(d) The TSX Venture Exchange will have provided its acceptance, for the transactions contemplated herein;

(e) The Shares will be free and clear of all Encumbrances on the Closing Date.

(f) The Vendor will have delivered to the Purchaser the following in form and substance satisfactory to the Purchaser:

(i) certificates evidencing the Shares;

(ii) duly executed resignations and releases effective as at the Closing Date of each director and officer of the Corporation, as specified by the Purchaser;

(iii) releases from the Vendor of all claims the Vendor may have against the Corporation;

(iv) [intentionally deleted];

(v) all books and records of and related to the Corporation and the Business, including copies of all of the Insurance Policies; and

(vi) all documentation and other evidence reasonably requested by the Purchaser in order to establish the due authorization and completion of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the boards of directors and shareholders of the Vendor and the Corporation required to effectively carry out the obligations of the Vendor and the Corporation pursuant to this Agreement.

Section 5.02 [intentionally deleted].

Section 5.03 Conditions for the Benefit of Vendor.  The obligation of the Vendor  to complete the sale of the Shares will be subject to the fulfilment of the following conditions at or before the Closing Date:

(a) The representations and warranties of the Purchaser made in this Agreement, and any other agreement or document delivered pursuant to this Agreement, will be true and accurate at the Closing Date with the same force and effect as though those representations and warranties had been made as of the Closing Date (except where such agreement or document speaks to an earlier date). The Purchaser will have complied with all covenants and agreements to be performed or caused to be performed by it under this Agreement, and any other agreement or document delivered pursuant to this Agreement, at or before the Closing Date. The completion of the Closing will not be deemed to constitute a waiver of any of the representations, warranties or covenants of the Purchaser contained in this Agreement, or in any other agreement or document delivered pursuant to this Agreement. Those representations, warranties and covenants will continue in full force and effect as provided in Article III, or, if Article III does not apply, the terms of the agreement or document in which they are made.

(b) All filings, notifications and consents with, to or from Governmental Authorities and third parties, will have been made, given or obtained on terms acceptable to the Vendor, acting reasonably.

(c) The Purchaser will have delivered to the Vendor all of the certificates, agreements and documents required by this agreement and as set forth in the closing agenda, including the certificates or DRS notices set forth in Section 1.03(a)(i) and the release set out in Section 1.03(a)(ii) of this Agreement.

(d) The Consideration Shares will have been duly listed on the NASDAQ Stock Market.

ARTICLE VI
INDEMNIFICATION

Section 6.01 Survival. All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing for a period of six (6) months.

Section 6.02 Indemnification by Vendor. The Vendor shall defend, indemnify and hold harmless Purchaser, its affiliates and their respective shareholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including legal fees, disbursements and charges, arising from or relating to any:

(a) inaccuracy in or breach of any of the representations or warranties of Vendor contained in this Agreement or in any document to be delivered hereunder; or

(b) breach or non-fulfilment of any covenant, agreement or obligation to be performed by Vendor under this Agreement or any document to be delivered hereunder.

Section 6.03 Indemnification by Purchaser. The Purchaser shall defend, indemnify and hold harmless Vendor, its affiliates and their respective shareholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including legal fees, disbursements and charges, arising from or relating to any:

(a) inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement or in any document to be delivered hereunder; or

(b) breach or non-fulfilment of any covenant, agreement or obligation to be performed by Purchaser under this Agreement or any document to be delivered hereunder.

Section 6.04 Monetary Limitations of Liability.  Purchaser shall not be entitled to require payment of any amount by Vendor on the indemnities contained in Section 6.02 until the aggregate of all such amounts for which the Purchaser would otherwise be entitled to require payment under such Article exceeds CAD$50,000.00 (the "Threshold Amount"). Once the Threshold Amount has been exceeded, Purchaser shall be entitled to require payment on such indemnities from the first dollar of losses, without regard to the Threshold Amount up to a maximum of 15% of the Purchase Price (the "Indemnification Cap").  Any indemnity amount payable by Vendor pursuant to this Section 6.04 shall be made, at the sole election of Vendor, either in (i) cash, or (ii) in common shares of Purchaser at a deemed price per share equal to US$1.20, in such number as is equal to the quotient of the indemnity amount payable by the Purchaser divided by the Canadian dollar equivalent of US$1.20.  Notwithstanding the Indemnification Cap set forth in this Section 6.04., Vendor shall be liable for: all losses for which Purchaser is to be indemnified with respect to any breach or inaccuracy of the representations and warranties given by the Vendor  in Sections 2.01 and 2.02 up to a maximum of the Purchase Price; and any claim which results from or involves fraud, fraudulent misrepresentation or willful misconduct by Vendor. Notwithstanding any other provision of this Agreement, Vendor will not be liable under this Article VI to indemnify Purchaser against any Consequential Loss suffered by the Purchaser as a result of any breach of warranty or representation by Vendor.  "Consequential Loss" means special, indirect, contingent or consequential loss, including but not limited to, loss of profits, loss of business opportunity, loss of future contracts, loss of sales, losses from business interruption, loss of bargain, loss which does not fairly and reasonably arise from a breach of this Agreement, and loss which could not reasonably have.

Section 6.05 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the "Indemnified Party") shall promptly provide written notice of such claim to the other party (the "Indemnifying Party"). In connection with any claim giving rise to indemnify hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defence of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defence of any such Action with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defence of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and no action taken by the Indemnified Party in accordance with such defence and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to damages resulting therefrom. The Indemnifying Party shall not settle an Action without the Indemnified Party's prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 6.06 Tax Treatment of Indemnification Payments. All indemnification payments made by Vendor under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

Section 6.07 Effect of Investigation. Purchaser's right to indemnification or other remedy based on the representations, warranties, covenants and agreements of Vendor set out herein will not be affected by any investigation conducted by Purchaser, or any knowledge acquired by Purchaser at any time, with respect to the accuracy of, or compliance with, any such representation, warranty, covenant or agreement.

Section 6.08 Cumulative Remedies. The rights and remedies provided in this ARTICLE V are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

ARTICLE VII
MISCELLANEOUS

Section 7.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand (with written confirmation of receipt);

(b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested);

(c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third (3) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to Vendor:	666 Burrard St #2500 Vancouver, British Columbia, V6C 2X8
	Attention:	Meni Morim, Chief Executive Officer
	Email:	meni.m@lifeist.com

with a copy (which shall not constitute notice) to:	Ricketts Harris LLP 2200-250 Yonge Street, Toronto, Ontario, M5B 2L7
	Attention:	John C. Carron
	Email:	jccarron@rickettsharris.com

If to Purchaser:	40 King Street West, Suite 5800 Toronto, Ontario, M5H 3S1
	Attention:	Clifford Starke, Chief Executive Officer
	Email:	clifford.starke@floragrowth.com

with a copy (which shall not constitute notice) to:	Miller Thomson LLP 40 King Street West, Suite 5800 Toronto, Ontario, M5H 3S1
	Attention:	Simon Igelman
	Email:	sigelman@millerthomson.com

Section 7.03 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 7.05 Entire Agreement. This Agreement and documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the exhibits, if any, and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 7.06 Successors and Assigns. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.07 No Third-Party Beneficiaries. Except as provided in this Agreement, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.08 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.09 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7.10 Forum Selection. Any action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be brought in the courts of the Province of Ontario, and each party irrevocably submits and agrees to attorn to the exclusive jurisdiction of such courts in any such action or proceeding.

Section 7.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LIFEIST WELLNESS INC.

By:	"Meni Morim"
Name: Meni Morim
Title: Chief Executive Officer

FLORA GROWTH CORP.

By:	"Clifford Starke"
Name: Clifford Starke
Title: Chief Executive Officer

EXHIBIT A

DEFINITIONS CROSS-REFERENCE TABLE

The following terms have the meanings set forth in the location in this Agreement referenced below:

Term	Section
Action	Section 2.15
Agreement	Preamble
Balance Sheet	Section 2.05
AAS	Section 2.8
Business	Section 2.09
Closing	Section 1.04
Closing Date	Section 1.04
Collective Agreement	Section 2.19(b)
Corporation	Recitals
Corporate IP	Section 2.11(b)
Employee	Section 2.18
Encumbrance	Section 1.01
Financial Statements	Section 2.05
Governmental Authority	Section 2.01
Indemnified Party	Section 6.04
Indemnifying Party	Section 6.04
Insurance Policies	Section 2.14
Intellectual Property	Section 2.11(a)
Knowledge of Purchaser	ARTICLE III
Knowledge of Vendor	ARTICLE II
Liabilities	Section 2.07
Material Contracts	Section 2.09
Permits	Section 2.16(b)
Personal Information	Section 4.05
Purchase Price	Section 1.02
Purchaser	Preamble
Purchaser's Knowledge	ARTICLE III
Shares	Recitals
Union	Section 2.19(b)
Vendor	Preamble
Vendor's Knowledge	ARTICLE II